

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Greg S. Lea
Senior Vice President and Chief Financial Officer
EnteroMedics Inc.
2800 Patton Road
St. Paul, Minnesota 55113

> **Re: EnteroMedics Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 001-33818**

Dear Mr. Lea:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 10. Directors, Executive Officers and Corporate Governance, page 95

1.   We refer to your disclosure under "Director Qualifications and Selection Process" on page 14 of your definitive proxy statement that you have incorporated by reference to your Form 10-K. While we note your disclosure that you do not "have a policy with regard to the consideration of diversity in identifying director nominees," please tell us and revise your future filings to explain how the nominating and governance committee considers "gender and ethnic diversity" in evaluating director nominees. See Regulation S-K Item 407(c)(2)(vi).

2.   We refer to your disclosure under "Executive Officers" on page 20 of your definitive proxy statement. In future filings, please expand your disclosure with respect to Daniel Cohen to clarify the dates that he served as Senior Vice President for US Oncology and briefly explain the nature of the responsibilities undertaken by Mr. Cohen in prior positions to provide more complete disclosure as to his prior business experience.

Refer to Regulation S-K Item 401(e)(1). In your response, please provide us the sample disclosure that you plan to include in future filings.

Item 11. Executive Compensation, page 95

3.   We note that you have not included any disclosure in your proxy statement in response to Regulation S-K Item 402(s). Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process that you undertook to reach such conclusion.

4.   We refer to your disclosure under "Compensation Determination Process" on page 21 of your definitive proxy statement. In future filings, please disclose the peer group of selected medical device companies against which you compare your compensation levels. Please also tell us and clarify in future filings how the compensation committee uses the comparative information to make actual compensation decisions. For example, we note from your disclosure in the penultimate paragraph on page 21 that in 2010 the compensation committee approved base salary increases to certain named executive officers, but it is unclear what specific factors led to this decision. Please also apply this comment to your discussion relating to stock option awards in the penultimate paragraph on page 25 of your definitive proxy.

5.   We refer to your disclosure under "Annual Cash Incentives" on pages 23-24 of your definitive proxy statement. While we note your disclosure of the "Base Plan" and "Incremental Plan" objectives on page 24, it is unclear how the compensation committee "concluded that 25% of the 2009 'Base Plan' corporate performance objectives and 33.3% of the 2009 'Incremental Plan' corporate objectives had been met for all of the named executive officers." Accordingly, please tell us and expand your disclosure in future filings to specify how the compensation committee determines whether corporate performance objectives have been achieved and how it recommends (and the Board of Directors approves) the applicable bonus award amounts. Refer to Regulation S-K Items 402(b)(1)(v) and 402(b)(2)(v).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Greg S. Lea
EnteroMedics Inc.
July 27, 2010
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Celia Soehner at (202) 551-3463 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Kenneth L. Cutler, Esq. — Dorsey & Whitney LLP